EXHIBIT 23.3




            Consent Of Independent Registered Public Accounting Firm


The Board of Directors
Inter Parfums, Inc.:


We consent to the incorporation by reference in this Amendment No. 1 to the Inter Parfums, Inc. registration statement on Form S-3 of our report dated March 26, 2004, relating to the consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for the year then ended and the related financial statement schedule, which report appears in the December 31, 2004 Annual Report on Form 10-K of Inter Parfums, Inc., and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP


October 17, 2005